UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
CNPJ 02.429.144/0001-93 - NIRE 35.300.186.133

CPFL Announces the Removal of its American Depositary Shares from the
New York Stock Exchange

Campinas, Brazil, February 10, 2020 — CPFL Energia S.A. (“CPFL” or the “Company”) announced today the removal of its American Depositary Shares (the “ADSs”) from listing and registration on the New York Stock Exchange (the “NYSE”).

Following the Company’s announcement on December 18, 2019 of its intention to terminate its deposit agreement with Citibank, N.A. and to delist the ADSs from the NYSE, with the eventual plan to terminate its registration with the U.S. Securities and Exchange Commission (the “SEC”), on January 28, 2020, the NYSE suspended trading in the ADSs and filed a Form 25 with the SEC to permanently remove the ADSs from listing.

CPFL will continue to be registered under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) for the time being, and CPFL will continue to comply with its reporting obligations under the Exchange Act. Once the Company meets the criteria for terminating its reporting obligations under the Exchange Act, CPFL intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. Immediately upon filing Form 15F, CPFL’s legal obligation to file reports under the Exchange Act will be suspended, and deregistration is expected to become effective 90 days later.

CPFL reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

CPFL will maintain the listing of its common shares on the São Paulo Stock Exchange (B3 S.A.—Brasil, Bolsa, Balcão), and the Company will continue to be subject to applicable disclosure requirements under Brazilian law. CPFL intends to continue to publish its periodic reports, annual and interim results and communications as required by applicable law on its website at www.cpfl.com.br/ir.

CPFL Investor Relations

Name: Yuehui Pan
Contact: +55 (19) 3756-6211

Forward-Looking Statements

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 10, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.